Exhibit 99.1

FBS Global Limited Announces Pricing of Initial Public Offering

SINGAPORE — February 6, 2025 (GLOBE NEWSWIRE) — FBS Global Limited (“FBS Global” or the “Company”)(NASDAQ:FBGL), a green building contractor with award-winning projects using green construction methods and sustainably-source and environmentally responsible materials based in Singapore, announced today the pricing of its initial public offering (the “Offering”) of 2,250,000 ordinary shares par value US$0.001 per share at a price of US$4.50 per share to the public, for a total of US$10,125,000 of gross proceeds to the Company, before deducting underwriting discounts and other offering expenses.

The Company has granted a 45-day option to the underwriters to purchase up to 337,500 additional ordinary shares, representing 15% of the ordinary shares sold in this Offering, at the public offering price, less the underwriting discounts, solely to cover over-allotments, if any. The ordinary shares will begin trading on the Nasdaq Capital Market on February 6, 2025, under the symbol “FBGL.” The Offering is expected to close on February 7, 2025, subject to customary closing conditions.

WallachBeth Capital LLC is acting as the sole book-running manager of the Offering. TroyGould PC is acting as U.S. counsel to the Company, and Ortoli Rosenstadt LLP is acting as U.S. securities counsel to WallachBeth Capital LLC in connection with the Offering.

A registration statement on Form F-1, as amended (File No. 333-283619) relating to the Offering has been filed with the Securities and Exchange Commission (the “SEC”) and was declared effective by the SEC on February 5, 2025. The Offering is being made only by means of a prospectus, forming part of the registration statement. Copies of the final prospectus related to the Offering may be obtained, when available, from WallachBeth Capital LLC, Harborside Financial Center Plaza 5, 185 Hudson Street, Ste 1410, Jersey City, NJ 07311, by email cap-mkts@wallachbeth.com, or by telephone at +1-(646) 237-8585. In addition, a copy of the final prospectus, when available, relating to the Offering may be obtained via the SEC’s website at www.sec.gov.

Before you invest, you should read the prospectus and other documents the Company has filed or will file with the SEC for more information about the Company and the Offering. This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About FBS Global Limited

FBS Global is a Singapore based green building contractor and an established interior fit-out specialist with a track record of over 20 years in institutional, residential, commercial and industrial building projects. As a green contractor, FBS Global seeks to tender bids for green building projects, use green construction methods, and sustainably-source and environmentally responsible materials for our construction projects. For more information, please visit: https://www.fbsglobal.com.sg.

Forward-Looking Statements

Statements in this press release about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of The Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements relating to the expected trading commencement and closing dates. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including: the uncertainties related to market conditions and the completion of the public offering on the anticipated terms or at all, and other factors discussed in the “Risk Factors” section of the preliminary prospectus filed with the SEC. Any forward-looking statements contained in this press release speak only as of the date hereof, and FBS Global Limited specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law.

Contacts:

FBS Global Limited:

Chong Ye Chew, Chief Financial Officer

Telephone: (65) 6285 7781

Email: chongye@finebuildsys.com.sg

WallachBeth Securities LLC:

Harborside Financial Center Plaza 5

185 Hudson Street, Ste 1410, Jersey City, NJ 07311

Telephone at +1-(646) 237-8585

Email cap-mkts@wallachbeth.com